December 18, 2007

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Esq.
Attorney-Advisor

Re:	Host Hotels & Resorts, Inc.
Definitive 14A
Filed April 20, 2007
File No. 001-14625

Dear Ms. Gowetski:

On behalf of Host Hotels & Resorts, Inc., I am submitting this letter in response to your comments concerning the Definitive Proxy Statement on Schedule 14A, filed April 20, 2007 (the “Proxy Statement”) as set forth in your letter dated December 4, 2007.

For your convenience, we have repeated each of your comments concerning the Proxy Statement in italics immediately above the responses to each corresponding comment.

1.

We note your response to comment no. 3 and that the total target compensation for the 2006-2008 Plan fell between the 30th to the 73rd percentiles in the size-based real estate group and 50th to 90th percentiles in the general industry sample. Please revise your disclosure in future filings to be more specific as to the actual percentile most closely related to the amounts you paid.

Response:

The Company confirms to the staff that, to the extent that the Company in future years benchmarks target total compensation for named executive against one or more broad competitor or industry index, it will expand the disclosure in its CD&A in future filings to be more specific as to the actual percentile most closely related to the amounts paid to each named executive officer for the year in question. For example, as described on page 13 of the Proxy Statement, in 2006 we targeted overall compensation levels to fall between the 50th and 75th percentiles represented by the benchmarks. The named executive officers actual targeted compensation for 2006 fell in the following percentiles:

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December 18, 2007

	Sized-Based Real Estate Peer Group Percentile	General Industry Peer Group Percentile
Mr. Nassetta	73	57
Mr. Walter	67	90
Mr. Risoleo	61	62
Mr. Abji	39	50
Ms. Abdoo	32	60

2.	We note your response to comment no. 5 and that you propose adding a general discussion as to how the individual performance objectives are tied to an officer’s role in implementing your proprietary business plan. Please revise your disclosure in future filings to provide additional detail and analysis of how individual performance contributed to actual compensation paid to the named executive officers. For example, please briefly describe the specific individual performance objectives as well as how they are tied to an officer’s role in implementing the company’s business plan. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company confirms to the staff that, in future filings, to the extent applicable it will include in its CD&A additional detail and analysis of how the annual incentive award reflects a named executive officer’s individual performance and/or contribution to the Company’s business plan, including, if relevant, a description of any officer’s individual performance objectives to the extent such objectives are material to the understanding of the actual annual incentive award paid to such officer and would not otherwise result in competitive harm to the Company.

As previously explained, the Company would add disclosure that individual performance objectives represent 20% of the annual incentive opportunity for the named executive officers. Performance objectives are designed to be attainable, and it is anticipated that employees, including the named executive officers, would achieve the “target” level of performance. In order to align the Company’s annual goals, several performance objectives are shared among senior management. For example, in 2006 each executive shared an objective related to the integration of the Starwood portfolio, which was acquired in 2006. In addition, each executive and member of senior management had the same goal tied to implementation of the Company’s values.

Other objectives varied among executives. For example, the majority of Mr. Nassetta’s annual incentive award was related to implementation of the Company’s 2006 business plan. Similarly, Mr. Walter had a majority of his annual incentive award tied to implementation of his department business plan with respect to finance and budget objectives for the Company. The majority of Mr. Risoleo’s annual incentive was based upon achievement of two goals. These were:

•	implementing the Company’s acquisition and capital recycling program with respect to a range of assets; and,

Securities and Exchange Commission

December 18, 2007

•	continuing the expansion of the Company’s investment in its European joint venture.

Mr. Abji’s individual performance measures were tied to achievement of operational performance measures in the portfolio with a focus on large convention hotels and to improving the Company’s benchmarking among hotels. Ms. Abdoo’s measures focused on corporate governance and compliance matters. As described on page 15 of the Proxy Statement, achievement of the performance objectives for each executive was between target and high.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. If you have any questions or comments or require further information, please feel free to call our counsel, Scott Herlihy, in Latham & Watkins’ District of Columbia office (202) 637-2277, or Robin Struve, in the Chicago office (312) 876-7632.

Very truly yours,

/s/ Elizabeth A. Abdoo
Executive Vice President and General Counsel